UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

Curtiss-Wright Corporation
(Exact name of the registrant as specified in its charter)

Delaware	1-134	13-0612970
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No)

130 Harbour Place Drive, Suite 300, Davidson, North Carolina		28036
(Address of principal executive offices) (Zip code)		(Zip code)

K. Christopher Farkas
Executive Vice President and Chief Financial Officer
(704) 869-4600
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
[x]    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

Section 1 - Conflict Mineral Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

1.    Introduction

Curtiss-Wright Corporation and its subsidiaries (Curtiss-Wright) is a global integrated business that provides highly engineered products, solutions, and services mainly to aerospace & defense (A&D) markets, as well as critical technologies in demanding commercial power, process, and industrial markets. Curtiss-Wright’s products include valves, pumps, motors, generators, instrumentation, shipboard systems, control electronics, mechanical actuation and drive systems, specialized sensors, motors and electronic controller units, embedded computing components and control systems. Curtiss-Wright also provides technical services to enhance the performance and durability, extend the life, and prevent premature fatigue and failure on customer-supplied metal components. In some cases, Tin, Tungsten, Tantalum or Gold (collectively “3TG”) may be necessary to the functionality or production of a product Curtiss-Wright manufactures or contracts to manufacture. Curtiss-Wright is committed to sourcing components and materials from companies that share Curtiss-Wright’s values regarding respect for human rights, ethics and environmental responsibility.

2.    Conflict Minerals Disclosures

Curtiss-Wright has concluded in good faith that during the calendar year ended 2025,

a)    Curtiss-Wright manufactured or contracted to be manufactured products for which “conflict minerals” (as defined in Section 1502(e)(4) of the Dodd-Frank Wall Street Reform and Consumer Protection Act) are necessary to the functionality or production of its products.

b)    Based on a “reasonable country of origin inquiry” (RCOI) and subsequent due diligence, Curtiss-Wright was unable to determine whether the necessary conflict minerals i) originated in the Democratic Republic of the Congo (DRC) or an adjoining country or ii) came from recycled or scrap sources.

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (Rule 13p-1), Curtiss-Wright has filed this Specialized Disclosure Form (Form SD) and the associated Conflict Minerals Report and both reports are posted to a publicly available Internet site at https://www.curtisswright.com/investor-relations/financials/sec-filings.

3.    Reasonable Country of Origin Inquiry Description

Curtiss-Wright conducted an applicability assessment to determine whether its manufactured or contracted to be manufactured products may contain conflict minerals 3TG. Based upon the findings of our applicability assessment, Curtiss-Wright surveyed Tier 1 suppliers thought to represent the highest risk of supplying components that do or may contain 3TG from one or more of the covered countries (RCOI). Supplier engagement followed these steps:
•A broad communication was sent to our supply-base regarding Section 1502(e)(4) of the Dodd-Frank Wall Street Reform and Consumer Protection Act.
•Curtiss-Wright's standard contract terms and conditions of purchase were modified to incentivize compliance, and where possible, the terms and conditions of existing contracts were modified to incentivize compliance.
•Engaged a third-party vendor (the Vendor) with recognized expertise in supply chain due diligence to facilitate supplier engagement activity and to assist the Company in collecting, analyzing, verifying, and storing supplier-provided data and performing due diligence as part of our conflict minerals program.
•An email was sent to suppliers identified as being high risk of supplying 3TG requesting that they complete conflict minerals surveys. Curtiss-Wright’s program utilized the Electronic Industry Citizenship Coalition

(EICC) and Global e-Sustainability Initiative (GeSI) Conflict Minerals Due Diligence Template (EICC-GeSI Template) for data collection.
•Following the initial introductions to the program and information request, attempts were made to contact each non-responsive supplier requesting survey completion; Suppliers contacted were offered assistance. This assistance included, but was not limited to, providing further information regarding our inquiry, including an explanation of why the information was being collected, a review of how the information would be used, and clarification regarding how the information needed could be provided.
•Escalation protocols were initiated for suppliers who continued to be non-responsive after the above contacts were made.
•Supplier responses were evaluated for consistency, accuracy and gaps both in terms of which products were stated to contain or not contain necessary 3TG as well as the origin of those materials. Additional supplier engagement was conducted to address issues including incomplete data on EICC-GeSI reporting templates, responses that did not identify smelters or refiners, responses which indicated sourcing location without complete supporting information from the supply chain, and organizations that were identified as smelter or refiners, but not verified as such through further analysis and research.

4.    RCOI Results and Due Diligence

A total of 1,333 suppliers were identified as in-scope for the RCOI process. Approximately 61% of these suppliers responded to the company’s survey request. Of these responding suppliers, 37% responded yes as to having one or more of the regulated metals (3TG) as necessary to the functionality or production of the products they supply to Curtiss-Wright Corporation. Based on its RCOI mentioned above, Curtiss-Wright could not determine whether the necessary conflict minerals, i) originated in the DRC or an adjoining country or, ii) came from recycled or scrap sources.

Accordingly, Curtiss-Wright has exercised due diligence on the source and chain of custody of such conflict minerals that conforms to the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition, an internationally recognized due diligence framework, as defined in Form SD under 17 CFR 249b.400.

Curtiss-Wright’s due diligence on the source and chain of custody of its conflict minerals are more thoroughly described in the Conflict Minerals Report attached hereto as Exhibit 1.01; and can be found on the Company’s website.

Item 1.02 Exhibits

Exhibit 1.01 - Conflict Minerals Report.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CURTISS-WRIGHT CORPORATION
(Registrant)

By:	By: /s/ K. Christopher Farkas
K. Christopher Farkas
Executive Vice President and Chief Financial Officer

Dated: May 21, 2026